          UNITED STATES OF AMERICA
                Before the
    SECURITIES AND EXCHANGE COMMISSION

____________________________________________

In the Matter of

NATIONAL FUEL GAS COMPANY                                     FORTY-FOURTH
NATIONAL FUEL RESOURCES, INC.                                 CERTIFICATE
                                                              PURSUANT TO
File No. 70-7833                                                RULE 24

(Public Utility Holding Company Act of 1935)
____________________________________________

         In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Three and Twelve Months ended December 31, 2002. Also attached as Exhibit "B" is the Balance sheet of NFR as of December 31, 2002.

         IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 10th day of February 2003.

                                      NATIONAL FUEL RESOURCES, INC.

                                      By:  /s/ Donna L. DeCarolis
                                         ---------------------------------------
                                         Donna L. DeCarolis, Vice President

                                      NATIONAL FUEL GAS COMPANY

                                      By:  /s/ James R. Peterson
                                         ---------------------------------------
                                         James R. Peterson, Assistant Secretary